FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated March 5, 2010

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Announcement

of Magyar Telekom Plc.

Hungary’s leading Telecommunications Company

The Board of Directors of Magyar Telekom Telecommunications Public Limited Company (registered seat: 1013 Budapest, Krisztina krt. 55.; Court of Registration: Metropolitan Court acting as Court of Registration; Registration Number: Cg. 01-10-041928)

hereby notifies the Shareholders that the Company

will hold

its Annual General Meeting

at 10.00 a.m. on April 7, 2010.

Venue of the General Meeting:

The Headquarters of Magyar Telekom Tölösi Conference Center

Budapest I., Krisztina krt. 55.

Way of organizing the General Meeting: participation in person

Agenda of the General Meeting:

1.              Decisions regarding the resolutions adopted by the April 25, 2008 Annual General Meeting of the Company that have been rendered ineffective by the Metropolitan Court;

•                  General information to Shareholders regarding the resolutions adopted by the April 25, 2008 Annual General Meeting;

•                  Repeated decision on the approval of Magyar Telekom Group’s Y2007 consolidated annual financial statements prepared according to the International Financial Reporting Standards (IFRS) and presentation of the relevant report of the Supervisory Board and the Auditor;

•                  Repeated decision on the approval of the Company’s Y2007 stand alone financial statements prepared according to the Hungarian Accounting Standards (HAR), presentation of the relevant report of the Supervisory Board and the Auditor and the repeated decision on the approval of the Y2007 company governance and management report and on the relief from liability of the members of the Board of Directors for 2007;

•                  Repeated proposal of the Board of Directors for the use of the profit after tax earned in 2007, presentation of the relevant report of the Supervisory Board and the Auditor, repeated decision on the use of the profit after tax earned in 2007;

•                  Repeated amendment of the Articles of Association of Magyar Telekom Plc. (1.4 Sites and Branch Offices of the Company; 1.6 The Scope of Activities of the Company; 1.8 Legal Succession; 4.5 Payment of Dividends; 5.1 Mandatory Dissemination of Information; 6.2 Matters within the Exclusive Scope of Authority of the General Meeting, Section (i); 7.4.1 The Board of Directors, Section (b); 7.6 Minutes; 8.3 Duties, 8.4.5 Rules of Procedure; 8.7 Audit Committee; 15.2 Notices);

•                  Repeated amendment of the Rules of Procedure of the Supervisory Board;

•                  Confirmation and approval of acting as members of the Board of Directors elected by the Annual General Meeting, held on April 25, 2008;

•                  Confirmation and approval of acting as a member of the Supervisory Board, elected by the Annual General Meeting, held on April 25, 2008;

•                  Confirmation and approval that the auditor and the natural person auditor, personally responsible for the audit activities, elected by the Annual General Meeting, held on April 25, 2008 acted as an auditor and confirmation and approval of its fee;

2.              Report of the Board of Directors on the management of Magyar Telekom Plc., on the business operation, on the business policy and on the financial situation of the company and Magyar Telekom Group in 2009;

3.              Decision on the approval of the 2009 consolidated annual financial statements of the Company prescribed by the Accounting Act according to the requirements of the International Financial Reporting Standards (IFRS); presentation of the relevant report of the Supervisory Board, the Audit Committee and the Auditor;

4.              Decision on the approval of the 2009 annual stand alone financial statements of the Company prepared in accordance with requirements of the Accounting Act (HAR); presentation of the relevant report of the Supervisory Board, the Audit Committee and the Auditor;

5.              Proposal of the Board of Directors for the use of the profit after tax earned in 2009; presentation of the relevant report of the Supervisory Board, the Audit Committee and the Auditor; decision on the use of the profit after tax earned in 2009;

6.              Authorization of the Board of Directors to purchase ordinary Magyar Telekom shares;

7.              Decision on the approval of the Corporate Governance and Management Report;

8.              Decision on granting relief from liability to the members of the Board of Directors;

9.              Decision on the amendments of the Articles of Association of Magyar Telekom Plc.: 1.4 Sites and Branch Offices of the Company; 1.6.2. Other activities; 1.8. Legal Succession (1.8.4. and 1.8.5.); 2.4. Transfer of Shares (b), (c); 5.1. Mandatory Dissemination of Information; 6.2. Matters within the Exclusive scope of Authority of the General Meeting (l); 6.3. Passing Resolutions; 6.6. Occurrence and Agenda of a General Meeting; 6.8. Notice of General Meetings; 6.9. Supplements of the agenda of a General Meeting; 6.11. Quorum; 6.12. Opening the General Meeting; 6.14. Election of the Officials of the General Meeting; 6.18. Passing Resolutions; 6.19. Minutes of the General Meeting (6.19.1.); 7.2. Members of the Board of Directors; 7.4.1.: The Board of Directors (l); 8.2. Members of the Supervisory Board (8.2.1.); and 15.5. Miscellaneous;

10.       Decision on the modification of the Rules of Procedure of the Supervisory Board;

11.       Election of Members of the Board of Directors and determination of their remuneration;

12.       Election of Members of the Supervisory Board and determination of their remuneration;

13.       Election of Members of the Audit Committee and determination of their remuneration;

14.       Election of the Company’s Auditor and determination of its remuneration. Designation of the Auditor who will be personally responsible for the audit of the Company and designation of the deputy auditor.

Conditions for participation and exercising voting rights at the General Meeting

Shareholders may exercise shareholder’s rights at the General Meeting either in person or through a duly authorized representative.

a.)           Shareholders participating in person may identify themselves with their identity card or passport whereas their ownership is certified through being registered in the Share Registry. In order to ensure that shareholders are registered in the Share Registry Magyar Telekom Plc. orders owner identification during which the securities account holders send the data of shareholders to KELER Zrt. that, on the basis of the received information, registers shareholders in the Share Registry until its closing. Shareholders who certify their shareholder status prior to the General Meeting, during registration by way of a securities account statement, issued to the name of the shareholder but are not registered in the Share Registry, may participate at the General Meeting but may not exercise voting rights.

b.)          The proxy shall be set forth in a notarized document or a private document with full probative force. If the proxy was prepared abroad the document must meet the requirements of the laws on the legalization and superlegalization of formal foreign documents. Further details can be obtained at the respective Hungarian embassy. The proxy shall be presented during the registration procedure prior to the commencement of the General Meeting. In the event that the proxy was not issued in the Hungarian (or English) language the official Hungarian translation shall also be attached to the document. In the case of non-natural person shareholders, the powers of representation of the persons either signing the power of attorney or representing non-natural person shareholders at the General Meeting shall be certified by appropriate documents issued by a public authority or office (e.g. certificate of incorporation) or by a public notary. If the certification of the power of representation is in any language other than Hungarian (or English), an official Hungarian translation thereof shall be attached. Regarding the exercise of the voting rights the provisions of Section a.) shall apply as the case may be regarding the authorized representative.

c.)           Securities account holders, registered in the Share Registry and acting as nominees may act on behalf of the shareholder pursuant to Act CXX of 2001 (Act on the Capital Markets).

The condition of exercising voting rights at the General Meeting is that the shareholder or the nominee (except proxy holders acting on the basis of the authorization of the shareholder issued in the form of a notarized document or a private document with full probative force) is registered as such in the Share Registry at least six (6) working days prior to the date of the General Meeting (i.e. latest by March 26, 2010).

With regard to registry in the Share Registry Magyar Telekom Plc. will request the identification of registered shares without blocking from KELER Zrt., with respect to shares issued by Magyar Telekom in the face value of HUF 100 under serial number HU0000073507 ISIN with the effective date of March 24, 2010. The registry of shareholders in the Share Registry shall be arranged by their respective securities account holders. Shareholders are informed by their securities account holders of the deadline for giving instructions to be registered in the Share Registry. The Company shall not be held liable for the consequences of any failure on behalf of securities account holders.

The closing of the Share Registry will take place at 15:00 p.m., on March 26, 2010.

Shareholders shall be entitled to exercise shareholders’ rights at the General Meeting, if they have been duly registered in the Share Registry at the time of the closing of the Share Registry. The closing of the Share Registry does not affect the right of the shareholders registered in the Share Registry to transfer their shares following the closing of the Share Registry. The transfer of the shares prior to the commencement date of the General Meeting does not affect the right of the persons registered in the Share Registry to participate at the General Meeting and to exercise their shareholders’ rights thereat.

The registration will take place from 8.00 a.m. to 9.30. a.m.

In the event of a later registration than the above indicated period the Company may not be held liable if the shareholder (or the proxy) misses part of the General Meeting due to late registration.

If the General Meeting does not have a quorum, the Board of Directors convokes the repeated General Meeting to April 7, 2010 at 12.00 p.m. with the same agenda and at the same venue. The repeated General Meeting shall have a quorum irrespective of the number of shareholders/votes being present.

Rights to information

Each shareholder, complying with the above mentioned conditions, has the right to attend the General Meeting, request information and comment on issues at the General Meeting.  Holders of voting shares have the right to make proposals and to vote.

The Board of Directors shall provide the necessary information to any shareholder with respect to any matter on the agenda of the General Meeting upon the request of such shareholder submitted in writing to the Board of Directors at least 8 days prior to the General Meeting. The Board of Directors may refuse to provide such information only if that would violate a substantial business interest or business secret of the Company. As part of the rights of Shareholders to information shareholders may not  have access to the business books and other business documents of the Company.

Supplements to the agenda of a General Meeting

Shareholders representing at least one percent of the votes may, within eight days from the publication of the Announcement on the convocation of the General Meeting, request the Board of Directors in writing to include any issue in the agenda of the General Meeting

This announcement is published in Hungarian and English. The Hungarian version shall be deemed as the official text of this announcement.

The Board of Directors of Magyar Telekom Telecommunications Public Limited Company

Announcement on the availability of the documents of the General Meeting

The written submissions prepared with regard to the General Meeting to be held on April 7, 2010 will be available subsequent to the publication on the web site of the Company from March 16, 2010 and at the customer service office of KELER Zrt. (1075 Budapest, Asbóth u. 9-11.) between 9 a.m. — 3 p.m., on the web site of Magyar Telekom Plc. (www.telekom.hu), on the web site of the Budapest Stock Exchange (www.bet.hu) and at the place of the General Meeting from the commencement of registration (April 7, 2010, from 8.00 a.m.).

Budapest, March 5, 2010

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:
Szabolcs Czenthe
Director
Capital Markets and Acquisitions

Date: March 5, 2010